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The Board of Directors
Airgas, Inc.


We consent to the inclusion of our report dated December 7, 1995, with respect to the balance sheet of Kennedy Welding Supply Corporation, Inc. as of October 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for the ten months then ended, which report appears in the Form 8-K of Airgas, Inc. dated April 5, 1996.

                                     CAWTHRON, WOMMACK & COKER, P.C.

Waco, Texas
April 5, 1996
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